SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Com
100 F Street, N.E.
Washington, D.C. 20549
USA


06019295


SEC MAIL PROCESSING
RECEIVED
DEC 12 2006
WASH, D.C.
213
SECTION

Date
December 4, 2006

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 4, 2006.

Best regards,
Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
December 4, 2006	Press Release	Skanska to develop new building for Court of Appeal on Universitets-holmen in Malmö – investing SEK 250 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Press Release

December 4, 2006

Skanska to develop new building for Court of Appeal on Universitetsholmen in Malmö – investing SEK 250 M

Skanska continues to develop, construct and lease new office premises on Universitetsholmen in Malmö, Sweden. Skanska and the National Courts Administration have now signed a 20-year leasing agreement and Skanska's investment amounts to SEK 250 M.

The new Court of Appeal building in the Flundran block will comprise a total of 10,000 square meters of office space, proceedings rooms and related areas. In addition to the Skåne and Blekinge Court of Appeal, the Regional Rent Tribunal and Swedish Government Offices will also conduct business in the building.

"With the new Court of Appeal building, we can meet today's increasing security requirements. And we also receive a functional building that promotes an increased level of service," says Lars-Göran Engström, Chief Justice of the Skåne and Blekinge Court of Appeal. "The Court of Appeal plays a key role in our judicial system. This is reflected in the architectural design. We will be proud of the new building."

The new Court of Appeal building will be in a unique location, surrounded by water on two sides and with a view over the Malmöhus castle. The building is designed by the Danish architect Kim Holst Jensen.

"We are pleased to have the National Courts Administration and Court of Appeal as tenants and we gain a possibility to jointly develop a fantastically fine building that will add architectonic value to Malmö," says Richard Hultin, President of Skanska Öresund. "We note a strong demand for offices in the area and favorable opportunities for a continued expansion of Universitetsholmen."

The project will be started at year-end 2006 and occupancy is scheduled for the third quarter of 2008. The construction will be carried out by Skanska Sweden.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden and the Copenhagen region of Denmark. The development of logistics facilities is

conducted in strategic locations in Sweden and in Copenhagen. Commercial buildings are developed in strong retail markets in Sweden and Finland.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99
Richard Hultin, President, Skanska Öresund, tel +46 40 14 44 34
Lars-Göran Engström, Chief Justice of the Skåne and Blekinge Court of Appeal in Malmö, tel +46 40 35 57 00

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2005 totaled USD 17 billion.